Exhibit 99.1

Recent Developments in Legal Proceedings

Tax Claims

Brazil—ADENE case

On August 8, 2012, the administrative tribunal of the second instance found in favor of ArcelorMittal invalidating the tax assessment.

Brazil—Social Security Taxes

For over ten years, ArcelorMittal Brasil has been challenging the basis of calculation of the Brazilian Cofins and Pis social security taxes, in an amount of approximately $31.9 million. ArcelorMittal Brasil deposited the disputed amount in escrow with the relevant Brazilian judicial branch when it became due. Since the principal amount bears interest at a rate applicable to judicial deposits, the current amount is now approximately $73.6 million.

Ukraine—Update of Previously Disclosed Tax Audit

On June 26, 2012, the Court of Appeal ruled in favor of ArcelorMittal, rejecting the appeal of the Tax Authorities, who on July 13, 2012 filed an appeal in cassation.

Ukraine—New Tax Audit

In September 2012, the Ukrainian tax authorities conducted an audit of ArcelorMittal Kryvih Rih, resulting in a tax claim of approximately $187 million. The claim relates to cancellation of VAT refunds, cancellation of deductible expenses and queries on transfer pricing calculations. ArcelorMittal Kryvih Rih objected to this through the tax administrative appeal procedure of the tax office, although its objections were rejected. On January 2, 2013, ArcelorMittal Kryvih Rih filed a lawsuit to challenge the findings of this tax audit. A hearing date has not yet been set for this matter.

French social charges

In December 2012, the Company received notice from URSSAF of a claim for €142 million in social charges, principally in relation to the 2009 voluntary departure scheme and profit sharing scheme.

Other Legal Claims

Senegal

In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The Company announced at the time that implementation of the project would entail an aggregate investment of $2.2 billion. Project implementation did not follow the originally anticipated schedule after initial phase studies and related investments.

The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of $750 million.

Hearings took place in September 2012 and a decision on the merits (but not as to damages) is expected in early 2013. Briefings and hearings as to damages could follow depending on the decision.

South Africa—Sishen Supply Agreement Dispute

On August 23, 2012, ArcelorMittal South Africa (“AMSA”) announced the entry into an agreement (the “2012 Pricing Agreement”) with Sishen Iron Ore Company (“SIOC”) whereby SIOC would sell to AMSA a maximum amount of 1.5 million tonnes of iron ore from the Sishen mine until December 31, 2012, on materially the same terms and conditions as applied under the extended interim pricing agreement entered into in 2010 and as extended in May 2011 (the “2010 and 2011 Interim Pricing Agreement”). This supply for the remainder of 2012 was agreed to be in full and final settlement of any claimed entitlement by AMSA to shortfall tonnage incurred during the pendency of the 2010 and 2011 Interim Pricing Agreement.

On December 13, 2012, AMSA announced that it had reached an agreement (the “2013 Pricing Agreement”) with SIOC pursuant to which SIOC will sell iron ore from the Sishen mine to AMSA with effect from January 1, 2013. Under the 2013 Pricing Agreement, SIOC will supply a maximum annual volume of 4.8 million tonnes of iron ore to AMSA at a weighted average price of $65 per tonne. The other terms and conditions will be materially the same as those which were contained in the 2012 Pricing Agreement. The 2013 Pricing Agreement will apply until the earlier of December 31, 2013 or the conclusion of the arbitration between the parties regarding the status of the 2001 Sishen supply agreement.

South Africa—Sishen Mining Rights Dispute

On December 15, 2011, the Court ruled that SIOC holds 100% of the rights in the Sishen mine and set aside the grant of the prospecting right to ICT. Both ICT and the South African government filed applications for leave to appeal this judgment on February 3, 2012. Leave to appeal was granted on May 11, 2012 and a hearing date for the appeal has been set for February 19, 2013.

South Africa—Gauteng Department of Agriculture and Rural Development

On October 22, 2012, AMSA received a notice from the Gauteng Department of Agriculture and Rural Development (“GDARD”) instructing it to cease operation of certain units at its Vanderbijlpark plant. GDARD alleges that these units do not comply with certain conditions of the air emission licence for the Vanderbijlpark plant. AMSA considers the notice to be defective both procedurally and factually. AMSA filed an objection notice with GDARD on November 21, 2012 and is still waiting for a response. In the meantime, all units at the Vanderbijlpark plant affected by these proceedings continue to operate normally.

SEC Correspondence

ArcelorMittal received a letter dated December 6, 2012 from the Office of Global Security Risk of the SEC’s Division of Corporation Finance requesting information as to, and a materiality analysis in respect of, its contacts with Cuba, Iran, Sudan and Syria since 2009. ArcelorMittal provided the requested information and analysis in a letter dated December 21, 2012.

ArcelorMittal received a letter dated December 21, 2012 from the SEC’s Division of Enforcement requesting detailed information as to claims that ArcelorMittal may have had for refunds of value-added tax (VAT) from the government of Ukraine and the payment of such refunds in the form of cash or bonds, all during the period from January 1, 2001 to December 31, 2010. ArcelorMittal is in the process of collecting the requested information in view of responding to the letter by January 18, 2013 as requested by the SEC.

Other Recent Developments

Kalagadi Manganese

On November 15, 2012, ArcelorMittal and Mrs Daphne Mashile-Nkosi announced that a definitive agreement had been reached whereby Mrs Mashile-Nkosi, or her nominee (which may be a consortium consisting of some of the existing Kalahari Resources shareholders and / or other third parties), will acquire ArcelorMittal’s 50% interest in Kalagadi Manganese (“the transaction”). ArcelorMittal will receive a cash consideration of not less than R3.9 billion (three billion nine hundred million South African Rand), which is approximately US$447 million, on closing of a sale and purchase agreement (“SPA”). The proposed transaction will be subject to financing arrangements.

The SPA was executed on November 14, 2012, and on completion of the transaction Kalahari Resources will hold 40% interest in Kalagadi Manganese, Mrs Mashile-Nkosi, or her nominee, will hold 50% with the remaining 10% interest held by the Industrial Development Corporation of South Africa Limited. Completion of the proposed transaction will also be subject to the waiver of preemptive rights of the other shareholders, customary corporate approvals and various regulatory approvals.

Baffinland

On December 13, 2012, ArcelorMittal announced an agreement with Nunavut Iron Ore, Inc. (“Nunavut”) to increase Nunavut’s interest in Baffinland Iron Mines Corporation (“Baffinland”) from 30% to 50%. In consideration, Nunavut will correspondingly increase its share of funding for development of Baffinland’s Mary River iron ore project. ArcelorMittal will retain a 50% interest in the project as well as operation and marketing rights. ArcelorMittal will also continue to execute the project development and management for the joint venture. The arrangements are subject to customary conditions precedent and are expected to be completed in early 2013.

Florange

ArcelorMittal Atlantique and Lorraine has announced the intention to launch a project to close the liquid phase of the Florange plant in France, and concentrate efforts and investment on the high-quality finishing operation in Florange which employs more than 2,000 employees. The Company had accepted the French government’s request for the government to find a buyer for the liquid phase within 60 days of October 1, 2012, but no buyer was found. On December 1, 2012, ArcelorMittal expressed its commitment to the French government that it would (i) invest €180 million in the Florange site over the next five years, (ii) maintain the packaging activity in Florange for at least five years, (iii) reorganize the activity of the Florange site only by voluntary social measures for workers, and (iv) launch an R&D program to continue to develop the blast furnace top gas recycling technology.

MCB Extension

On December 18, 2012, ArcelorMittal extended the conversion date of the mandatory convertible bond (“MCB”) issued by one of its wholly-owned Luxembourg subsidiaries and convertible into preferred shares of such subsidiary from January 31, 2013 to January 31, 2014. The MCB was originally issued in December 2009 (and placed privately with a Luxembourg affiliate of Crédit Agricole Corporate and Investment Bank) in an amount of $750 million, which was increased to $1 billion in April 2011. In connection with the extension of the conversion date of the MCB, ArcelorMittal also extended the maturities of the equity-linked notes in which the proceeds of the MCB issuance are invested.

Fourth Quarter 2012 Impairment Charge (Expected)

Following completion of its annual impairment review in connection with the preparation of its 2012 annual consolidated financial statements, the Company announced on December 21, 2012 that it expects that it will record in such financial statements an impairment charge of approximately $4.3 billion with respect to goodwill in its European businesses. The goodwill impairment charge is expected to break down as follows by segment: approximately $2.5 billion in the Flat Carbon Europe segment, approximately $1 billion in the Long Carbon Europe segment and approximately $800 million in the Distribution Solutions segment. The impairment is due to a weaker macroeconomic and market environment in Europe, where apparent steel demand has fallen by approximately 8% in 2012, bringing the cumulative demand decline to approximately 29% since 2007. This weaker demand environment, along with expectations that it will persist over the near and medium term, led to a downward revision of cash flow expectations underlying the valuation of the European businesses to which goodwill had been allocated.

Sale of Stake in ArcelorMittal Mines Canada

On December 31, 2012, the Company entered into an agreement pursuant to which ArcelorMittal’s wholly owned subsidiary, ArcelorMittal Mines Canada Inc. (“AMMC”), and a consortium led by POSCO and China Steel Corporation (“CSC”) will create a joint venture partnership to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. The consortium, which also includes certain financial investors, will acquire a 15% interest in the joint venture for total consideration of $1.1 billion in cash, with AMMC and its affiliates retaining an 85% interest. As part of the transaction, POSCO and CSC will enter into long-term iron ore off-take agreements proportionate to their joint venture interests. The transaction is subject to various closing conditions, including regulatory clearance by the Taiwanese and Korean governments, and is expected to close in two steps in the first and second quarters of 2013.

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